SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

GENERAL MILLS, INC.
(Name of Subject Company (Issuer))

GENERAL MILLS, INC.
(Name of Filing Person (Issuer))

Zero Coupon Convertible Senior Debentures Due 2022
(Title of Class of Securities)

370334 AT1 and 370334 AU8
(CUSIP Number of Class of Securities)

Copy to:
Siri S. Marshall, Esq.	Gary L. Tygesson, Esq.
Senior Vice President, General Counsel and Secretary	Dorsey & Whitney LLP
General Mills, Inc.	50 South Sixth Street
Number One General Mills Boulevard	Minneapolis, Minnesota 55402
Minneapolis, Minnesota 55426	(612) 340-2600
(763) 764-7600

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $1,592,279,466	Amount of Filing Fee**: $187,412

*

Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Senior Debentures Due 2022, as described herein, is $712.97 per $1,000 principal amount at maturity outstanding. As of September 13, 2005, there was $2,233,305,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $1,592,279,466.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of October 28, 2002, between General Mills, Inc., a Delaware corporation (the “Company”), and BNY Midwest Trust Company, an Illinois trust company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of September 14, 2005, between the Company and the Trustee (collectively, the “Indenture”), for the Company’s Zero Coupon Convertible Senior Debentures Due 2022 (the “Debentures”), this Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by the Company with respect to the right of each holder of the Debentures to sell and the obligation of the Company to purchase the Debentures, upon the terms and subject to the conditions set forth in the Indenture, the Debentures, the Company Notice, dated September 15, 2005 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (collectively, as amended or supplemented from time to time, the “Put Option”).

        This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        The Company is the issuer of the Debentures and is obligated to purchase all of the Debentures on October 28, 2005 if tendered by the holders under the terms and subject to the conditions set forth in the Put Option. Holders may convert their Debentures into shares of the Company’s common stock, par value $.10 per share (the “Common Stock”), under the circumstances set forth in the Indenture and the Debentures and subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. The Debentures are not currently convertible into shares of the Company’s Common Stock. Upon a conversion, the Company may choose to deliver, in lieu of shares of Common Stock, cash or a combination of cash and shares of Common Stock. To the extent permitted under the Indenture, the Company intends to satisfy its conversion obligation entirely in cash. The Company also intends to pay in cash the purchase price for any Debentures surrendered to the Company by holders in the future for purchase under the terms of the Indenture. The Company maintains its registered and principal executive offices at Number One General Mills Boulevard, Minneapolis, Minnesota 55426; telephone number (763) 764-7600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

        (a)        Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to put the Debentures to the Company because (i) the consideration being paid to holders surrendering Debentures consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Debentures and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b)        Not applicable.

Item 11. Additional Information.

        (a)        Not applicable.

        (b)        Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of Zero Coupon Convertible Senior Debentures Due 2022, dated September 15, 2005.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)

Press release issued by the Company on September 15, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(b)	Not applicable.

(d)(1)

Indenture, dated as of October 28, 2002, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(2)

First Supplemental Indenture, dated as of September 14, 2005, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(d)(3)

Call Option Agreement, dated as of October 23, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(4)

Call Option Agreement, dated as of October 28, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(5)

Stockholders Agreement, dated as of October 31, 2001, by and among the Company, Diageo plc and Gramet Holdings Corp. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2001).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MILLS, INC.

By:	/s/ James A. Lawrence

Name: James A. Lawrence Title: Executive Vice President, Chief Financial Officer and International

Dated: September 15, 2005

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of Zero Coupon Convertible Senior Debentures Due 2022, dated September 15, 2005.

(a)(1)(B)	Form of Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)

Press release issued by the Company on September 15, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(b)	Not applicable.

(d)(1)

Indenture, dated as of October 28, 2002, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(2)

First Supplemental Indenture, dated as of September 14, 2005, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(d)(3)

Call Option Agreement, dated as of October 23, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(4)

Call Option Agreement, dated as of October 28, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(5)

Stockholders Agreement, dated as of October 31, 2001, by and among the Company, Diageo plc and Gramet Holdings Corp. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2001).

(g)	Not applicable.

(h)	Not applicable.